Mail Stop 4561

November 7, 2008

James F. Brooks
Chief Executive Officer
10 Main Street
Rochester, New Hampshire 03839

> **Re:** **BrandPartners Group, Inc.**
> **Form 10-K for Year Ended December 31, 2007**
> **Form 10-Q for Quarter Ended March 31, 2008 and June 30, 2008**
> **File No. 000-16530**

Dear Mr. Brooks:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Consolidated Statements of Stockholders' Equity and Comprehensive Income, page 51

1. In futures filing, please address the following comments relating to your presentation of comprehensive income:
   - Since comprehensive income should include the aggregate of net income and the components of other comprehensive income for each year only, the column label "Other Comp. Income" should be changed to "Comprehensive Income" and the effect of the $14,219,627 balance at December 31, 2004 should be removed from this column.

- The column label "Accum. Comp. Income" should be changed to "Accumulated <u>Other</u> Comprehensive Income." A similar revision should be to the balance sheets.

<u>Note B – Summary of Significant Accounting Policies, page 55</u>

<u>5 - Goodwill and Deferred Financing Costs, page 55</u>

2. We note in the fourth quarter of 2007 the company evaluated Goodwill for impairment based upon the estimated fair value of its business operations and as a result, recorded an impairment charge of $12 million within the Statement of Operations. Clarify to us how you have met the disclosure requirements of paragraph 47 of SFAS 142. Specifically tell us, and disclose in future filings, the facts and circumstances leading to the impairment and the method used in determining the fair value of the associated reporting unit.

<u>Note C – Investment in Unconsolidated Affiliate, page 62</u>

3. We note that in March 2007 the company's membership interest in an unrelated party increased to 20.9%. We also note that the company does not have oversight over the investments, operations, internal controls, or financial reporting of the unrelated third party, and as such, this investment is being accounted for using the cost method. Explain to us how you have analyzed EITF 03-16 and paragraph 17 of APB 18 in determining whether to account for this investment using the equity method.

<u>Exhibits 31.1 and 31.2</u>

4. Please also refer to the corresponding exhibits filed in your Form 10-Q for the periods March, 31, 2008, and June 30, 2008. We note that paragraphs 4 and 4(b) of the certification required by Exchange Act Rule 13a-14(a) omits the language referring to internal control over financial reporting. Please file an amendment to include the required language. To extent that this is the only revision made to your filing, you may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of the certification.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪ the company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪ the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472, or the undersigned at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant